UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of July 2022

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐       No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer
Dated: July 27, 2022

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com
CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS EK Global Investor Relations Ehud Helft Tel: (US) 1 212 378 8040 camtek@ekgir.com

FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES RECORD RESULTS FOR THE SECOND QUARTER OF 2022

Revenue of $79.6 million & 30% operating margin; Further growth expected in third quarter

MIGDAL HAEMEK, Israel – July 27, 2022 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced its financial results for the second quarter ended June 30, 2022.

Highlights of the Second Quarter of 2022

•	Record quarterly revenues of $79.6 million; a 18% increase year-over-year;

•	GAAP operating income of $20.9 million; non-GAAP operating income of $23.8 million, representing an operating margin of 26.2% and 29.9% respectively;

•	GAAP net income of $19.2 million and non-GAAP net income of $22.1 million;

•	Positive operating cash flow of $13.0 million.

Forward-Looking Expectations

Management expects continued growth for the third quarter with revenues to be $81-83 million.

Management Comment

Rafi Amit, Camtek’s CEO commented, “We ended the second quarter with record results and 18% growth year-over-year. We are aware of concerns about the possibility of slowdown in the semiconductor industry and we are monitoring the situation. At this point we do not see any signs of declining demand for our systems. With our strong backlog, we see continued growth into the second half of the year as well.

Second Quarter 2022 Financial Results

Revenues for the second quarter of 2022 were $79.6 million, an increase of 18% compared to the second quarter of 2021.

Gross profit on a GAAP basis in the quarter totaled $40.2 million (50.5% of revenues), compared to a gross profit of $35.0 million (51.9% of revenues) in the second quarter of 2021. Gross profit on a non-GAAP basis in the quarter totaled $40.5 million (50.9% of revenues), compared to $35.2 million (52.1% of revenues) in the second quarter of 2021.

Operating profit on a GAAP basis in the quarter totaled $20.9 million (26.2% of revenues), compared to an operating profit of $17.0 million (25.3% of revenues) in the second quarter of 2021. Operating profit on a non-GAAP basis in the quarter totaled $23.8 million (29.9% of revenues), compared to $18.5 million (27.4% of revenues) in the second quarter of 2021.

Net income on a GAAP basis in the quarter totaled $19.2 million, or $0.40 per diluted share, compared to net income of $15.7 million, or $0.35 per diluted share, in the second quarter of 2021. Net income on a non-GAAP basis in the quarter totaled $22.1 million, or $0.46 per diluted share, compared to non-GAAP net income of $17.1 million, or $0.38 per diluted share, in the second quarter of 2021.

Cash and cash equivalents and short-term deposits, as of June 30, 2022 were $391.0 million compared to $383.3 million as of March 31, 2022. In addition, there were $47.0 in long-term deposits compared to $45.0 as of March 31, 2022. During the quarter, Camtek generated $13.0 million in operating cash flow.

Conference Call

Camtek will host a video conference call/webinar today via Zoom, July 27, 2022, at 9:00 am ET (16:00 Israel time).

Rafi Amit, CEO, Moshe Eisenberg, CFO and Ramy Langer, COO will host the call and will be available to answer questions after presenting the results.

To participate in the webinar, please register using the following link, which will email the link with which to access the video call:

https://us06web.zoom.us/webinar/register/1516572081008/WN_DKB3pBczQn6NnIkC2Niu-g

For those wishing to listen via phone, following registration, the dial-in link will be sent.

For those unable to participate, a recording will be available on Camtek’s website at http://www.camtek.com  within a few hours after the call.

A summary presentation of the quarterly results will also be available on Camtek’s website.

ABOUT CAMTEK LTD.

Camtek is a leading manufacturer of metrology and inspection equipment and a provider of software solutions serving the Advanced Packaging, Memory, CMOS Image Sensors, MEMS, RF and other segments in the mid end of the semiconductor industry.

Camtek provides dedicated solutions and crucial yield-enhancement data, enabling manufacturers to improve yield and drive down their production costs.

With eight offices around the world, Camtek has best-in-class sales and customer support organization, providing tailor-made solutions in line with customers’ requirements.

This press release is available at http://www.camtek.com

This press release contains statements that may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Camtek Ltd. (“we,” “us” and “our”). Forward-looking statements include our expected revenues for the second and third quarter of 2022 and can be identified by the use of words including “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “may,” “expect,” “estimate,” “project,” “positioned,” “strategy,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Camtek to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Our actual results and performance could differ materially from those projected in the forward-looking statements as a result of many factors, including as a result of the effect of the COVID-19 pandemic on the global markets and on the markets in which we operate, including the impact of war in Ukraine, rising inflation, rising interest rates, volatile exchange rates and commodities’ prices, the risk of the continuation of disruptions to our and our customers’, providers’, business partners’ and contractors’ businesses as a result of the COVID-19 pandemic, such as for example the impact of China-imposed lockdowns; our expectations regarding sufficiency of cash on hand; our dependency upon the semiconductor industry and the risk that unfavorable economic conditions or low capital expenditures may negatively impact our operating results; anticipated trends and impacts related to industry component and substrate shortages and other supply chain challenges; the future purchase, use, and availability of components supplied by third parties; impurities and other disruptions to our customers’ operations, which could lower production yields or interrupt manufacturing, and could result in the cancellation or delay of purchase of our products; the highly competitive nature of the markets we serve, some of which have dominant market participants with greater resources than us; the rapid evolvement of technology in the markets in which we operate, and our ability to adequately predict these changes or keep pace with emerging industry standards; the risks relating to the concentration of a significant portion of our business in certain countries in the Asia Pacific Region, particularly China (which is our largest territory), Taiwan and Korea, some of which might be subject to trade restrictions; changing industry and market trends; reduced demand for our products; the timely development of our new products and their adoption by the market; price reductions; and those other factors discussed in our Annual Report on Form 20-F and other documents filed by the Company with the SEC as well as other documents that may be subsequently filed by Camtek from time to time with the SEC.

While we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. In addition, any forward-looking statements represent Camtek’s views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. Camtek does not assume any obligation to update any forward-looking statements unless required by law.

This press release provides financial measures that exclude: (i) share based compensation expenses; and (ii) tax settlement expenses, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

CAMTEK LTD. and its subsidiaries
Consolidated Balance Sheets

(In thousands)

	June 30,	December 31,
	2022	2021
	U.S. dollars
Assets
Current assets
Cash and cash equivalents	56,041	241,943
Short-term deposits	335,000	156,000
Trade accounts receivable, net	73,114	57,825
Inventories	70,075	58,759
Other current assets	7,497	5,653
Total current assets	541,727	520,180
Long-term deposits	47,000	32,000
Long term inventory	4,878	5,150
Deferred tax asset	117	227
Other assets	427	190
Property, plant and equipment, net	30,419	25,400
Intangible assets, net	584	610
Total non-current assets	83,425	63,577
Total assets	625,152	583,757
Liabilities and shareholders’ equity
Current liabilities
Trade accounts payable	35,135	33,550
Other current liabilities	51,130	56,137
Total current liabilities	86,265	89,687
Long-term liabilities
Other long-term liabilities	6,915	5,800
Convertible notes	195,190	194,643
Total long-term liabilities	202,105	200,443
Total liabilities	288,370	290,130

Shareholders’ equity
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at June 30, 2022 and at December 31, 2021;
46,355,859 issued shares at June 30, 2022 and 45,939,019 at December 31, 2021;
44,263,483 shares outstanding at June 30, 2022 and 43,846,643 at December 31, 2021;	172	172
Additional paid-in capital	182,176	176,582
Retained earnings	156,332	118,771
	338,680	295,525
Treasury stock, at cost (2,092,376 shares as of June 30, 2022 and December 31, 2021)	(1,898)	(1,898)
Total shareholders' equity	336,782	293,627
Total liabilities and shareholders' equity	625,152	583,757

Camtek Ltd.
Consolidated Statements of Operations

(in thousands, except share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2022	2021	2022	2021	2021
	U.S. dollars		U.S. dollars		U.S. dollars
Revenues	156,744	124,802	79,578	67,450	269,659
Cost of revenues	76,693	60,831	39,385	32,456	132,315

Gross profit	80,051	63,971	40,193	34,994	137,344

Operating expenses:
Research and development costs	15,199	11,244	7,522	5,766	23,473
Selling, general and administrative	24,451	21,288	11,796	12,188	42,973
Total operating expenses	39,650	32,532	19,318	17,954	66,446

Operating income	40,401	31,439	20,875	17,040	70,898

Financial income, net	860	562	227	176	1,030

Income before income taxes	41,261	32,001	21,102	17,216	71,928

Income tax expense	(3,700)	(2,989)	(1,919)	(1,564)	(11,651)

Net income	37,561	29,012	19,183	15,652	60,277

Earnings per share information:	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2022	2021	2022	2021	2021
	U.S. dollars		U.S. dollars		U.S. dollars
Basic net earnings per share	0.86	0.67	0.44	0.36	1.38

Diluted net earnings per share	0.78	0.65	0.40	0.35	1.34

Weighted average number of
ordinary shares outstanding
(in thousands):

Basic	43,929	43,450	44,006	43,609	43,644

Diluted	48,150	44,612	48,153	44,750	45,035

Camtek Ltd.
Reconciliation of GAAP To Non-GAAP results

(In thousands, except share data)

	Six Months ended June 30,		Three Months ended June 30,		Year ended December 31,
	2022	2021	2022	2021	2021
	U.S. dollars		U.S. dollars		U.S. dollars
Reported net income attributable to Camtek Ltd. on GAAP basis	37,561	29,012	19,183	15,652	60,277

Tax settlement (1)	-	-	-	-	5,305
Share-based compensation	5,592	2,681	2,927	1,470	5,815
Non-GAAP net income	43,153	31,693	22,110	17,122	71,397

Non–GAAP net income per diluted share	0.90	0.71	0.46	0.38	1.59

Gross margin on GAAP basis	51.1%	51.3%	50.5%	51.9%	50.9%
Reported gross profit on GAAP basis	80,051	63,971	40,193	34,994	137,344
Share-based compensation	628	301	326	173	653
Non- GAAP gross margin	80,679	64,272	40,519	35,167	137,997
Non-GAAP gross profit	51.5%	51.5%	50.9%	52.1%	51.2%

Reported operating income attributable to Camtek Ltd. on GAAP basis	40,401	31,439	20,875	17,040	70,898
Share-based compensation	5,592	2,681	2,927	1,470	5,815
Non-GAAP operating income	45,993	34,120	23,802	18,510	76,713

(1)
In February 2022 the Company reached a settlement with the Israeli Tax Authorities and in the financial statements for the year ended December 31, 2021, recorded a one-time tax expense in respect of its historical exempt earnings.